UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022 (No. 2)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 10, 2022, Quoin Pharmaceuticals Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that the closing bid price per American Depositary Share (“ADS”) representing 400 ordinary shares of the Company was below the required minimum of $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirements set forth in Nasdaq Rule 5550(a)(2). Pursuant to Nasdaq Rule 5810(c)(3)(A), the Company has a period of one hundred eighty (180) calendar days, or until December 7, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by December 7, 2022, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held ADSs and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period.

As previously reported, on April 22, 2022, the Company received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that it was no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. In accordance with Nasdaq Rule 5810(c)(2)(A), within 45 calendar days of receiving this notice, the Company submitted a plan to regain compliance to Nasdaq. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance.

Although Nasdaq notification letters described above have no immediate effect on the Company's listing on the Nasdaq Capital Market, and the Company is working on implementing plans to regain compliance with Nasdaq listing standards, there can be no assurance that the Company will be able to regain compliance with Nasdaq’s minimum stockholders’ equity requirement or minimum bid-price requirement for continued listing.

The information in this Form 6-K shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer